Exhibit 99.1

Richmont Mines Completes Sale of Non-Core Québec Assets

TORONTO, Oct. 2, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation") confirms that it has closed the previously announced transaction with Monarques Gold Corporation (TSXV: MQR) to acquire Richmont's Quebec based assets including the Beaufor Mine, the Camflo Mill and the Wasamac development project as well as all other mineral claims, mining leases and mining concessions located in the province of Quebec.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, where it is also advancing development of the significant high-grade resource extension at depth. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/October2017/02/c6041.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 11:11e 02-OCT-17